Exhibit 99.1

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2025 and 2024

(Unaudited - Tabular amounts are in thousands of US dollars, unless otherwise stated)

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Income

(Unaudited - Expressed in thousands of U.S. dollars, except per share amount and number of shares)

		Three Months Ended June 30,
	Notes	2025	2024
Revenue	3	$81,334	$72,165
Cost of mine operations
Production costs		29,342	23,468
Depreciation and amortization		9,013	7,280
Mineral resource taxes		1,751	1,648
Government fees and other taxes	4	2,273	635
General and administrative	5	3,132	2,620
		45,511	35,651
Income from mine operations		35,823	36,514

Corporate general and administrative	5	4,778	4,287
Property evaluation and business development		194	1,422
Foreign exchange gain		(636)	(1,749)
Gain on investments	10	(4,421)	(2,216)
Loss on derivative liabilities	15/18	4,762	—
Share of loss in associates	11	309	412
Loss on disposal of plant and equipment		23	112
Other expense		14	385
		30,800	33,861

Finance income	6	3,308	1,680
Finance costs	6	(3,324)	(65)
		30,784	35,476

Income tax expense	7	6,436	7,347
Net income		24,348	28,129
Attributable to:
Equity holders of the Company		18,126	21,938
Non-controlling interests	20	6,222	6,191
		24,348	28,129

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.083	$0.120
Diluted earnings per share		$0.082	$0.120
Weighted Average Number of Shares Outstanding - Basic		217,991,115	177,577,667
Weighted Average Number of Shares Outstanding - Diluted		221,286,554	180,516,823

Approved on behalf of the Board:

(Signed) Ken Robertson	(Signed) Rui Feng
Director	Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited - Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2025	2024

Net income		$24,348	$28,129
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment		6,175	(4,228)
Share of other comprehensive income (loss) in associates	11	472	(145)
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI	10	756	(22)
Other comprehensive income (loss), net of taxes		$7,403	$(4,395)
Attributable to:
Equity holders of the Company		$6,218	$(4,017)
Non-controlling interests	20	1,185	(378)
		$7,403	$(4,395)
Total comprehensive income		$31,751	$23,734

Attributable to:
Equity holders of the Company		$24,344	$17,921
Non-controlling interests		7,407	5,813
		$31,751	$23,734

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in thousands of U.S. dollars)

As at	Notes	June 30, 2025	March 31, 2025
Current Assets
Cash and cash equivalents	24	$376,112	$363,978
Short-term investments	8	1,021	5,078
Trade and other receivables		449	1081
Inventories	9	9,692	8,028
Due from related parties	21	1,280	1,158
Income tax receivable		—	37
Prepaids and deposits		6,073	7,561
		394,627	386,921
Non-current Assets
Long-term prepaids and deposits		4,040	2,099
Reclamation deposits		4,544	4,263
Other investments	10	24,483	17,277
Investment in associates	11	47,675	46,016
Investment properties	12	503	511
Plant and equipment	13	94,273	93,793
Mineral rights and properties	14	606,676	586,982
Long-term receivables		1,364	1,079
TOTAL ASSETS		$1,178,185	$1,138,941
Current Liabilities
Accounts payable and accrued liabilities		$68,172	$63,881
Current portion of lease obligation	16	300	278
Current portion of convertible notes	15	293	2,460
Deposits received		13,365	7,264
Income tax payable		3,497	2,679
		85,627	76,562
Non-current Liabilities
Long-term portion of lease obligation	16	1,085	1,053
Long-term portion of convertible notes	15	109,892	108,193
Derivative liabilities	15/18	55,625	50,768
Deferred income tax liabilities		59,106	59,338
Environmental rehabilitation	17	9,612	9,639
Total Liabilities		320,947	305,553
Equity
Share capital	18	413,924	411,960
Equity reserves	18	(8,950)	(15,140)
Retained earnings		321,044	305,908
Total equity attributable to the equity holders of the Company		726,018	702,728

Non-controlling interests	20	131,220	130,660
Total Equity		857,238	833,388

TOTAL LIABILITIES AND EQUITY		$1,178,185	$1,138,941

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2025	2024
Operating activities
Net income		$24,348	$28,129
Add (deduct) items not affecting cash:
Finance costs	6	3,324	65
Income tax expense	7	6,436	7,347
Depreciation, amortization and depletion		9,450	7,736
Gain on investments	10	(4,421)	(2,216)
Loss on derivative liabilities	15/18	4,762	—
Share of loss in associates	11	309	412
Loss on disposal of plant and equipment		23	112
Share-based compensation	18	1,194	1,201
Reclamation expenditures	17	(203)	(188)
Income taxes paid		(6,586)	(3,136)
Interest paid	6	(27)	(30)
Changes in non-cash operating working capital	24	9,672	523
Net cash provided by operating activities		48,281	39,955
Investing activities
Payment on plant and equipment acquisition		(2,805)	(3,791)
Proceeds from disposal of plant and equipment		11	—
Payment on mineral exploration and development expenditures		(22,961)	(12,594)
Payment on reclamation deposits		(309)	(16)
Refunds from reclamation deposits		84	25
Payment on other investments acquisition	10	(1,130)	(18,773)
Proceeds from disposal of other investments	10	—	34,107
Payment on investment in associates	11	(1,496)	(4)
Payment on short-term investment acquisition		—	(72,931)
Proceeds on short-term investment redemption		4,053	33,268
Net cash (used in) provided by investing activities		(24,554)	(40,709)
Financing activities
Interest paid on convertible notes	15	(3,958)	—
Lease payment	16	(65)	(40)
Cash dividends distributed	18	(2,727)	(2,221)
Non-controlling interests distribution	20	(7,110)	(3,733)
Proceeds from issuance of common shares		742	126
Net cash used in financing activities		(13,118)	(5,868)
Effect of exchange rate changes on cash and cash equivalents		1,525	(1,906)
Increase in cash and cash equivalents		12,134	(8,528)
Cash and cash equivalents, beginning of the period		363,978	152,942
Cash and cash equivalents, end of the period		$376,112	$144,414
Supplementary cash flow information	24

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited - Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	Total equity attributable to the equity holders	Non- controlling interests	Total equity
Balance, April 1, 2024		177,311,696	$258,400	$21,303	$25,834	$(60,045)	$261,763	$507,255	$89,754	$597,009
Options exercised		40,000	176	(50)	—	—	—	126	—	126
Restricted share units vested		321,662	1,533	(1,533)	—	—	—	—	—	—
Share-based compensation		—	—	1,201	—	—	—	1,201	—	1,201
Dividends declared		—	—	—	—	—	(2,221)	(2,221)	—	(2,221)
Distribution to non-controlling interests		—	—	—	—	—	—	—	(3,733)	(3,733)
Comprehensive income (loss)		—	—	—	—	(4,017)	21,938	17,921	5,813	23,734
Balance, June 30, 2024		177,673,358	$260,109	$20,921	$25,834	$(64,062)	$281,480	$524,282	$91,834	$616,116
Options exercised		894,222	4,221	(1,709)	—	—	—	2,512	—	2,512
Warrants exercised		29,607	148	—	—	—	—	148	—	148
Warrants reclassified as derivative liabilities		—	—	(2,098)	—	—	(673)	(2,771)	—	(2,771)
Restricted share units vested		620,298	2,429	(2,429)	—	—	—	—	—	—
Securities issued upon acquisition of Adventus		38,818,841	146,016	4,501	—	—	—	150,517	22,808	173,325
Share-based compensation		—	—	2,491	—	—	—	2,491	—	2,491
Dividends declared		—	—	—	—	—	(2,727)	(2,727)	—	(2,727)
Shares buy-back as per normal course issuer bid		(300,000)	(963)	—	—	—	—	(963)	—	(963)
Adjustments to the non-controlling interests		—	—	—	—	—	(8,424)	(8,424)	8,424	—
Distribution to non-controlling interests		—	—	—	—	—	—	—	(7,316)	(7,316)
Comprehensive income		—	—	—	—	1,411	36,252	37,663	14,910	52,573
Balance, March 31, 2025		217,736,326	$411,960	$21,677	$25,834	$(62,651)	$305,908	$702,728	$130,660	$833,388
Options exercised	18(b)	197,666	1,041	(299)	—	—	—	742	—	742
Restricted share units vested	18(b)	277,376	923	(923)	—	—	—	—	—	—
Share-based compensation	18(b)	—	—	1,194	—	—	—	1,194	—	1,194
Dividends declared	18(c)	—	—	—	—	—	(2,727)	(2,727)	—	(2,727)
Adjustment to non-controlling interests	20	—	—	—	—	—	(263)	(263)	263	—
Distribution to non-controlling interests	20	—	—	—	—	—	—	—	(7,110)	(7,110)
Comprehensive income		—	—	—	—	6,218	18,126	24,344	7,407	31,751
Balance, June 30, 2025		218,211,368	$413,924	$21,649	$25,834	$(56,433)	$321,044	$726,018	$131,220	$857,238

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in China and Ecuador.

On July 31, 2024, the Company acquired a 75% interest in the El Domo project, a permitted, pre-construction stage copper-gold project (the “El Domo Project”), and a 98.7% interest in the Condor project, a development stage gold project (the “Condor Project”), through the acquisition of Adventus Mining Corporation (“Adventus”). The acquisition has diversified Silvercorp’s mining assets and expanded its geographical market presence in Latin America.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	MATERIAL ACCOUNTING POLICIES

(a)	Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting (“IAS 34”) of the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2025 as some disclosures from the annual consolidated financial statements have been condensed or omitted. These unaudited condensed consolidated interim financial statements follow the same accounting policies set out in Note 2 to the audited consolidated financial statements for the year ended March 31, 2025 with the exception of the adoption of certain amendments noted in Note 2(b) below.

These unaudited condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated August 5, 2025.

(b)	Adoption of New Accounting Standards, Interpretation or Amendments

The Company adopted various amendments to IFRS® Accounting Standards, which were effective for the accounting period beginning on or after April 1, 2025, including the following:

Lack of Exchangeability (Amendments to IAS 21)

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. In addition, the amendments require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments were applied effective April 1, 2025 and did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

(c)	New Accounting Standards Issued but not effective

Certain new accounting standards and interpretations have been issued that are not mandatory for the current period and have not been early adopted.

Presentation and Disclosure in Financial Statements (IFRS 18 replaces IAS 1)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (“MPMs”) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments contain guidance to derecognition of a financial liability settled through electronic transfer, as well as classification of financial assets for:

•	Contractual terms that are consistent with a basic lending arrangement;

•	Assets with non-recourse features;

•	Contractually linked instruments.

Also, additional disclosures relating to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”) and added disclosure requirements for financial instruments with contingent features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of these amendments.

(d)	Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the condensed consolidated interim statements of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Table below summarizes the Company’s material subsidiaries which are consolidated as follows:

Name of subsidiaries	Principal activity	Place of incorporation	Ownership interest	Mineral properties
Henan Huawei Mining Co. Ltd. (“Henan Huawei”)	Mining	China	80%	Ying Mining District
Henan Found Mining Co. Ltd. (“Henan Found”)	Mining	China	77.5%
Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”)	Mining	China	70%	BYP
Guangdong Found Mining Co. Ltd. (“Guangdong Found”)	Mining	China	99%	GC
Shanxi Xinbaoyuan Mining Co., Ltd. (“Xinbaoyuan”)	Mining	China	77.5%	Kuanping
Curimining S.A	Mining	Ecuador	75%	El Domo
Condormine S.A	Mining	Ecuador	98.7%	Condor

(i) British Virgin Islands (“BVI”)

(e)	Critical Accounting Judgments and Estimates

These condensed consolidated interim financial statements follow the same significant accounting judgments and estimates set out in Note 2 to the audited consolidated financial statements for the year ended March 31, 2025.

3.	SEGMENTED INFORMATION

All of the Company’s operations are within the mining and metals industry. The Company reviews its segment reporting to ensure it reflects the operational structure of the Company after the Adventus acquisition and enables the Company’s chief operating decision maker to review operating segment performance.

An operating segment is defined as a component of the Company that:

•	Engages in business activities from which it may earn revenues or incur expenses;

•	Whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

•	For which discrete financial information is available.

The Company has determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.

As of June 30, 2025, the Company’s significant operating segments include its two producing properties in China, two development and exploration projects in Ecuador. “Other” consists primarily of the Company’s corporate assets, other development and exploration properties, and corporate expenses which are not allocated to operating segments.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(a)	Segmented information for operating results is as follows:

Three months ended June 30, 2025
	China		Ecuador
	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Revenue	$73,378	$7,956	$—	$—	$—	$81,334
Costs of mine operations	(38,999)	(6,512)	—	—	—	(45,511)
Income from mine operations	34,379	1,444	—	—	—	35,823

Other operating and investment items	(313)	(3)	(565)	(93)	(4,049)	(5,023)
Finance items, net	538	124	(2)	21	(697)	(16)
Income tax expenses	(5,505)	(352)	—	—	(579)	(6,436)
Net income (loss)	$29,099	$1,213	$(567)	$(72)	$(5,325)	$24,348

Attributable to:
Equity holders of the Company	22,713	1,201	(424)	(71)	(5,293)	18,126
Non-controlling interest	6,386	12	(143)	(1)	(32)	6,222
Net income (loss)	$29,099	$1,213	$(567)	$(72)	$(5,325)	$24,348

Three months ended June 30, 2024
	China		Ecuador
	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Revenue	$62,783	$9,382	$—	$—	$—	$72,165
Costs of mine operations	(29,195)	(6,355)	—	—	(101)	(35,651)
Income (loss) from mine operations	33,588	3,027	—	—	(101)	36,514

Other operating and investment items	(654)	21	—	—	(2,020)	(2,653)
Finance items, net	465	58	—	—	1,092	1,615
Income tax expenses	(5,171)	(537)	—	—	(1,639)	(7,347)
Net income (loss)	28,228	2,569	—	—	(2,668)	28,129

Attributable to:
Equity holders of the Company	22,018	2,544	—	—	(2,624)	21,938
Non-controlling interest	6,210	25	—	—	(44)	6,191
Net income (loss)	$28,228	$2,569	$—	$—	$(2,668)	$28,129

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	Segmented information for assets and liabilities is as follows:

	China		Ecuador
As at June 30, 2025	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Current assets	$136,767	$19,091	$18,563	$1,301	$218,905	$394,627
Long-term prepaids and deposits	1,736	214	1,997	—	93	4,040
Reclamation deposits	1,301	3,125	—	—	118	4,544
Other investments	—	—	—	—	24,483	24,483
Investment in associates	—	—	—	—	47,675	47,675
Investment properties	503	—	—	—	—	503
Plant and equipment	76,574	12,742	540	135	4,282	94,273
Mineral rights and properties	306,918	39,448	212,854	26,877	20,579	606,676
Long-term receivables	—	—	1,364	—	—	1,364
Total Assets	$523,799	$74,620	$235,318	$28,313	$316,135	$1,178,185
Current liabilities	$72,196	$6,699	$1,708	$504	$4,520	$85,627
Long-term portion of lease obligation	—	—	168	—	917	1,085
Long-term portion of convertible debenture	—	—	—	—	109,892	109,892
Derivative liabilities	—	—	—	—	55,625	55,625
Deferred income tax liabilities	54,353	3,172	—	—	1,581	59,106
Environmental rehabilitation	7,183	1,464	—	—	965	9,612
Total liabilities	$133,732	$11,335	$1,876	$504	$173,500	$320,947
Non-controlling interests	$98,541	$(159)	$31,653	$(403)	$1,588	$131,220

	China		Ecuador
As at March 31, 2025	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Current assets	$132,782	$17,376	$27,021	$1,704	$208,038	$386,921
Long-term prepaids and deposits	1,782	225	—	—	92	2,099
Reclamation deposits	1,183	3,073	—	—	7	4,263
Other investments	—	—	—	—	17,277	17,277
Investment in associates	—	—	—	—	46,016	46,016
Investment properties	511	—	—	—	—	511
Plant and equipment	76,248	12,600	499	133	4,313	93,793
Mineral rights and properties	294,310	38,321	208,180	26,220	19,951	586,982
Long-term receivables	—	—	1,079	—	—	1,079
Total Assets	$506,816	$71,595	$236,779	$28,057	$295,694	$1,138,941
Current liabilities	$59,624	$5,858	$4,121	$180	$6,779	$76,562
Long-term portion of lease obligation	—	—	182	—	871	1,053
Long-term portion of convertible debenture	—	—	—	—	108,193	108,193
Derivative liabilities	—	—	—	—	50,768	50,768
Deferred income tax liabilities	53,076	2,925	—	—	3,337	59,338
Environmental rehabilitation	7,212	1,480	—	—	947	9,639
Total liabilities	$119,912	$10,263	$4,303	$180	$170,895	$305,553
Non-controlling interests	$98,104	$(179)	$31,327	$(403)	$1,811	$130,660

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	Sales by metal

The sales generated for the three months ended March 31, 2025 and 2024 were all earned in China and were comprised of:

	Three months ended June 30, 2025
	Ying Mining District	GC	Total
Silver	$51,000	$3,024	$54,024
Gold	5,611	—	5,611
Lead	13,581	1,035	14,616
Zinc	1,794	3,199	4,993
Other	1,392	698	2,090
	$73,378	$7,956	$81,334

	Three months ended June 30, 2024
	Ying Mining District	GC	Total
Silver	$42,786	$3,012	$45,798
Gold	1,986	—	1,986
Lead	14,070	1,513	15,583
Zinc	2,570	4,011	6,581
Other	1,371	846	2,217
	$62,783	$9,382	$72,165

(d)	Major customers

Revenue from major customers is summarized as follows:

	Three months ended June 30, 2025
Customers	Ying Mining District	GC	Total	Percentage of total revenue
Customer A	$15,940	$490	$16,430	20%
Customer D	13,783	—	13,783	17%
Customer E	13,113	515	13,628	17%
Customer B	12,235	—	12,235	15%
Customer C	9,727	—	9,727	12%
	$64,798	$1,005	$65,803	81%

	Three months ended June 30, 2024
Customers	Ying Mining District	GC	Total	Percentage of total revenue
Customer E	$16,067	$401	$16,468	23%
Customer B	16,169	—	16,169	22%
Customer D	13,116	—	13,116	18%
Customer A	11,953	105	12,058	17%
Customer C	2,444	668	3,112	4%
	$59,749	$1,174	$60,923	84%

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

4.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three Months Ended June 30,
	2025	2024
Government fees	$21	$15
Mineral rights royalty	1,481	—
Other taxes	771	620
	$2,273	$635

Government fees include environmental protection fees paid to the state and local Chinese government. Mineral right royalty was paid or payable to the local Chinese government pursuant to the guideline of “Measure for the Levy of Mining Rights Transfer Royalty” implemented by the Province of Henan, China in 2024. It is calculated based on certain percentages of revenue arising from the mineral resources that had not yet been compensated to the local government.

Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

5.	GENERAL AND ADMINISTRATIVE

General and administrative expenses related to mining operations consist of:

	Three Months Ended June 30,
	2025	2024
Amortization and depreciation	$231	$278
Office administrative expenses	558	688
Professional fees	95	90
Salaries and benefits	2,248	1,564
	$3,132	$2,620

General and administrative expenses related to corporate operations consist of:

	Three Months Ended June 30,
	2025	2024
Amortization and depreciation	$206	$178
Office administrative expenses	1,000	665
Professional fees	308	313
Salaries and benefits	2,070	1,930
Share-based compensation	1,194	1,201
	$4,778	$4,287

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

6.	FINANCE ITEMS

Finance items consist of:

	Three Months Ended June 30,
	2025	2024
Finance income
Interest income	$3,308	$1,680
Finance costs
Interest on lease obligation	$84	$30
Interest on convertible notes	3,195	—
Accretion of environmental rehabilitation liabilities	45	35
	$3,324	$65
Net finance (costs) income	$(16)	$1,615

The total interest accretion on the convertible notes during the three months ended June 30, 2025 was $3.49 million, of which a total of $0.29 million was capitalized and recorded as mineral rights and properties as part of the development expenditures of the El Domo Project.

7.	INCOME TAX

The significant components of income tax expense are as follows:

	Three Months Ended June 30,
Income tax expenses (recoveries)	2025	2024
Current	$7,936	$4,321
Deferred	(1,500)	3,026
	$6,436	$7,347

8.	SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

As at	June 30, 2025	March 31, 2025
Bonds, defaulted and measured at fair value	$299	$316
Money market instruments	722	4,762
	$1,021	$5,078

9.	INVENTORIES

Inventories consist of the following:

As at	June 30, 2025	March 31, 2025
Concentrate inventory	$1,662	$1,800
Ore stockpile	3,849	2,553
Material and supplies	4,181	3,675
	$9,692	$8,028

The amount of inventories recognized as expense during the three months ended June 30, 2025 was $38.4 million (three months ended June 30, 2024 - $30.7 million).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

10.	OTHER INVESTMENTS

As at	June 30, 2025	March 31, 2025
Investments designated as FVTOCI
Public companies	$2,174	$1,334
Investments designated as FVTPL
Public companies	19,775	13,409
Private companies	2,534	2,534
	22,309	15,943
Total	$24,483	$17,277

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investments held for trading are classified as FVTPL. For other investments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI. The continuity of such investments is as follows:

	Fair Value	Accumulated fair value change included in OCI	Accumulated fair value change included in P&L
As at April 1, 2024	$46,254	$(25,715)	$10,459
Gain on equity investments designated as FVTOCI	5	5	—
Gain on equity investments designated as FVTPL	12,451	—	12,451
Acquisition	20,953	—	—
Disposal	(36,289)	—	—
Transferred upon acquisition of Adventus	(25,727)	—	—
Impact of foreign currency translation	(370)	—	—
As at March 31, 2025	$17,277	$(25,710)	$22,910
Gain on equity investments designated as FVTOCI	756	756	—
Gain on equity investments designated as FVTPL	4,421	—	4,421
Acquisition	1,130	—	—
Impact of foreign currency translation	899	—	—
As at June 30, 2025	$24,483	$(24,954)	$27,331

11.	INVESTMENT IN ASSOCIATES

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

As at June 30, 2025, the Company owned 48,341,452 common shares of NUAG (March 31, 2025 – 46,907,701), representing an ownership interest of 28.1% (March 31, 2025 – 27.3%).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG’s common shares per quoted market price
As at April 1, 2024	46,904,706	$47,080	$63,693
Purchase from open market	2,995	4	—
Share of net loss	—	(1,188)	—
Share of other comprehensive loss	—	(789)	—
Foreign exchange impact	—	169	—
As at March 31, 2025	46,907,701	$45,276	$51,598
Purchase from open market	1,433,751	1,496	—
Share of net loss	—	(257)	—
Share of other comprehensive income	—	488	—
As at June 30, 2025	48,341,452	$47,003	$64,778

(b)	Investment in Tincorp Metals Inc.

Tincorp Metals Inc. (“TIN”), formerly Whitehorse Gold Corp., is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). TIN is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.

As at June 30, 2025, the Company owned 19,864,285 common shares of TIN (March 31, 2025 – 19,864,285), representing an ownership interest of 29.1% (March 31, 2025 – 29.1%).

The summary of the investment in TIN common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of TIN’s common shares per quoted market price
As at April 1, 2024	19,864,285	$2,346	$2,346
Share of net loss from TIN, net of impairment adjustments		(1,618)
Share of other comprehensive income		5
Foreign exchange impact		7
As at March 31, 2025	19,864,285	$740	$2,073
Share of net loss from TIN		(52)
Share of other comprehensive loss		(16)
As at June 30, 2025	19,864,285	$672	$2,184

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

12.	INVESTMENT PROPERTIES

Investment properties consist of:

	Costs	Accumulated depreciation and amortization	Net carrying value
As at April 1, 2024	$1,115	$(652)	$463
Transfer from plant and equipment	121	(27)	94
Depreciation and amortization	—	(17)	(17)
Impact of foreign currency translation	(5)	(24)	(29)
As at March 31, 2025	1,231	(720)	511
Depreciation and amortization	—	(15)	(15)
Impact of foreign currency translation	10	(3)	7
As at June 30, 2025	$1,241	$(738)	$503

Investment properties include real estate properties that are rented out to earn rental income. The investment properties were initially recorded at cost, and subsequently measured at cost less accumulated depreciation. Depreciation is computed on a straight-line basis based on the nature and an estimated 20 years’ useful life of the asset. The Company did not engage an independent valuer to value the properties, and the fair value of the properties estimated based on the quoted market prices for the similar real estate properties in the nearby neighborhoods were approximately $1.9 million as at June 30, 2025 (March 31, 2025 - $1.9 million).

During the three months ended June 30, 2025, the Company recorded rental income of $0.02 million (three months ended June 30, 2024 - $0.03 million), which was included in other (income) expenses on the consolidated statements of income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

13.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights and building	Office equipment	Machinery	Motor vehicles	Construction in progress	Total
Cost
As at April 1, 2024	$108,809	$11,464	$34,423	$7,577	$12,193	$174,466
Additions	356	896	2,316	439	19,233	23,240
Acquisition of Adventus	—	51	347	125	—	523
Disposals	(242)	(135)	(751)	(335)	—	(1,463)
Reclassification of asset groups	23,983	361	3,347	—	(27,691)	—
Transfer to investment properties	(121)	—	—	—	—	(121)
Impact of foreign currency translation	(607)	(49)	(171)	(31)	(9)	(867)
As at March 31, 2025	$132,178	$12,588	$39,511	$7,775	$3,726	$195,778
Additions	139	154	63	338	1,104	1,798
Disposals	(468)	(689)	(89)	(29)	—	(1,275)
Reclassification of asset groups	754	10	317	—	(1,081)	—
Impact of foreign currency translation	1,655	149	507	99	48	2,458
As at June 30, 2025	$134,258	$12,212	$40,309	$8,183	$3,797	$198,759
Accumulated amortization and impairment
As at April 1, 2024	$(57,541)	$(7,641)	$(24,009)	$(5,377)	$—	$(94,568)
Disposals	121	100	366	307	—	894
Transfer to investment property	27	—	—	—	—	27
Depreciation and amortization	(4,675)	(1,007)	(2,413)	(652)	—	(8,747)
Impact of foreign currency translation	245	29	111	24	—	409
As at March 31, 2025	$(61,823)	$(8,519)	$(25,945)	$(5,698)	$—	$(101,985)
Disposals	464	684	78	25	—	1,251
Depreciation and amortization	(1,365)	(257)	(689)	(166)	—	(2,477)
Impact of foreign currency translation	(765)	(98)	(339)	(73)	—	(1,275)
As at June 30, 2025	$(63,489)	$(8,190)	$(26,895)	$(5,912)	$—	$(104,486)
Carrying amounts
As at March 31, 2025	$70,355	$4,069	$13,566	$2,077	$3,726	$93,793
As at June 30, 2025	$70,769	$4,022	$13,414	$2,271	$3,797	$94,273

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

14.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

As at	June 30, 2025	March 31, 2025
Producing mineral properties	$346,366	$332,631
Non-producing mineral properties	260,310	254,351
	$606,676	$586,982

Producing properties	Ying Mining District	GC	Total
Carrying values
As at April 1, 2024	$426,560	$120,557	$547,117
Capitalized expenditures	48,210	6,122	54,332
Environmental rehabilitation	3,896	33	3,929
Foreign currency translation impact	(2,014)	(520)	(2,534)
As at March 31, 2025	$476,652	$126,192	$602,844
Capitalized expenditures	15,487	1,207	16,694
Foreign currency translation impact	6,212	1,604	7,816
Balance as at June 30, 2025	$498,351	$129,003	$627,354
Accumulated depletion and impairment
As at April 1, 2024	$(161,657)	$(86,148)	$(247,805)
Depletion	(21,464)	(2,082)	(23,546)
Foreign currency translation impact	779	359	1,138
As at March 31, 2025	$(182,342)	$(87,871)	$(270,213)
Depletion	(6,708)	(569)	(7,277)
Foreign currency translation impact	(2,383)	(1,115)	(3,498)
Balance as at June 30, 2025	$(191,433)	$(89,555)	$(280,988)
Carrying values
Balance as at March 31, 2025	$294,310	$38,321	$332,631
Balance as at June 30, 2025	$306,918	$39,448	$346,366

Non-producing properties	BYP	Kuanping	El Domo	Condor	Total
Carrying values
As at April 1, 2024	$6,636	$12,885	$—	$—	$19,521
Acquisition	—	—	201,014	24,945	225,959
Capitalized expenditures	—	543	7,166.00	1,275.00	8,984
Environmental rehabilitation	(26)	—	—	—	(26)
Foreign currency translation impact	(30)	(57)	—	—	(87)
As at March 31, 2025	$6,580	$13,371	$208,180	$26,220	$254,351
Capitalized expenditures	—	377	4,670	656	5,703
Foreign currency translation impact	82	174	—	—	256
Balance as at June 30, 2025	$6,662	$13,922	$212,850	$26,876	$260,310

The Company acquired the El Domo Project and the Condor Project through the acquisition of Adventus on July 31, 2024.

In June 2024, an action seeking to void the environmental license of the El Domo Project was brought in local court in Las Naves Canton, Bolívar Province, Ecuador (the “Court”) by a group of plaintiffs alleging defects in the environmental consultation process for the El Domo Project. The Court rejected the litigation on July 24, 2024 ruling that the Ecuadorean government correctly discharged its environmental consultation obligations prior to issuing an environmental license for

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

the El Domo Project. The plaintiffs filed an appeal (the “Appeal”) to the provincial court, and the Appeal was heard by the provincial court of Bolívar Province on October 17, 2024, and was dismissed by the provincial court on November 12, 2024, affirming the lower court decision that the Ministry of Environment, Water, and Ecological Transition of Ecuador (“MAATE”) correctly discharged its environmental consultation obligations prior to issuing an environmental license of the El Domo Project. The plaintiffs subsequently filed an Extraordinary Protection Action (EPA) before the Constitutional Court of Ecuador. On February 26, 2025, the Constitutional Court issued a decision declining to admit the EPA. On March 3, 2025, the plaintiffs filed a motion for clarification. A clarification motion may proceed where disputed issues have not been fully resolved. On July 24, 2025, the Constitutional Court issued a decision rejecting the clarification motion.

15.	CONVERTIBLE NOTES

On November 25, 2024, the Company issued the unsecured Convertible Senior Notes (“Convertible Notes”) and received gross proceeds of $150 million, before transaction costs of $6.6 million. The Convertible Notes mature on December 15, 2029, and bear interest at 4.75% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2025.

If certain fundamental changes occur, including a change in control or upon notice of redemption by the Company as described below, the holders may elect to convert their Convertible Notes and may be entitled to an increased conversion rate. A fundamental change includes the following occurrences:

•	A change in control where a person or group becomes the beneficial owner of more than 50% of our voting stock, or gains the power to elect a majority of our board of directors.

•	The consummation of significant transactions such as certain mergers or consolidations pursuant to which our common shares will be converted or exchanged for cash, securities or other property, or sales of substantially all our assets that change the corporate structure or ownership.

•	Approval by our shareholders of any plan for liquidation or dissolution.

Prior to December 20, 2027, the Company may not redeem the notes except in the event of certain changes in Canadian tax law. At any time on or after December 20, 2027, and until maturity, the Company may redeem all or part of the Convertible Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days, ending on the trading day prior to the date of notice of redemption, exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the Convertible Notes to be redeemed. In the event of a fundamental change, the Company is required to offer to purchase its outstanding Convertible Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest, ensuring protection against major corporate transformations that could affect the value of the investment held by the holders.

Upon conversion, the Convertible Notes may be settled, at the Company’s election, in cash, common shares or a combination thereof. As a result of the Company’s right to elect to settle the conversion in cash or shares, the conversion feature represents a derivative liability which is accounted for initially and subsequently at fair value through profit or loss. The host debt contract is accounted for at amortized cost. Of the gross proceeds of $150 million, $39.1 million was allocated to the derivative liability component first, representing the fair value on November 25, 2024, the residual value of $110.9 million was allocated to the host loan. Transaction costs of $4.9 million associated with the host loan were capitalized to the liability whereas transaction costs of $1.7 million associated with the embedded derivative liability were expensed in the consolidated statements of income. The $105.9 million net amount allocated to the host loan will be accreted to the face value of the Convertible Notes over the term to maturity using the effective interest method with an effective interest rate of 12.6%. There are no financial covenants associated with the Convertible notes.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following key inputs and assumptions were used when determining the value of the embedded derivative liability:

	March 31, 2025	June 30, 2025
Share Price:	3.87	4.22
Credit spread (basis points):	559	476
Risk free rate:	3.66%	3.43%
Volatility:	42%	42%
Dividend yield:	0.65%	0.59%

The continuity of the host liability and embedded derivative liability is as follows:

Convertible Notes	Host liability	Derivative liability	Total
Balance as at April 1, 2024	$—	$—	$—
Issuance	110,880	39,120	150,000
Allocated transaction costs	(4,935)	—	(4,935)
Interest accretion	4,708	—	4,708
Changes on fair value valuation	—	9,908	9,908
Balance as at March 31, 2025	$110,653	$49,028	$159,681
Interest accretion	3,490	—	3,490
Interest payment	(3,958)	—	(3,958)
Change on fair value estimate	—	4,650	4,650
Balance as at June 30, 2025	$110,185	$53,678	$163,863
Presentation
Current liability	293	—	293
Non current liability	109,892	53,678	163,570
Total	$110,185	$53,678	$163,863

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

16.	LEASES

The following table summarizes changes in the Company’s lease obligation related to the Company’s office lease.

Lease Obligations
Balance, April 1, 2024	$1,315
Addition	283
Interest accrual	125
Interest received or paid	(125)
Lease repayment	(271)
Foreign exchange impact	4
Balance, March 31, 2025	$1,331
Addition	—
Change due to lease modifications	59
Interest accrual	27
Interest paid	(27)
Lease repayment	(65)
Foreign exchange impact	60
Balance, June 30, 2025	$1,385
Less: current portion	300
Non-current portion	$1,085

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease obligation as at June 30, 2025:

Lease Obligations
Within 1 year	$352
Between 2 to 5 years	$1,296
Over 5 years	—
Total undiscounted amount	1,648
Less future interest	(263)
Total discounted amount	$1,385
Less: current portion	300
Non-current portion	$1,085

The lease obligations were discounted at discount rates ranging from 7.0% to 15.6% as at June 30, 2025. (March 31, 2025 - 7.0% to 15.6%).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

17.	ENVIRONMENTAL REHABILITATION OBLIGATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, March 31, 2024	$6,442
Reclamation expenditures	(819)
Unwinding of discount of environmental rehabilitation	139
Addition to provision	1,175
Revision of provision	2,728
Foreign exchange impact	(26)
Balance, March 31, 2025	$9,639
Reclamation expenditures	(195)
Unwinding of discount of environmental rehabilitation	45
Foreign exchange impact	123
Balance, June 30, 2025	$9,612

As at June 30, 2025, the total undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $13.0 million (March 31, 2025 - $12.8 million), which has been discounted using an average discount rate of 1.94% (March 31, 2025 – 1.94%).

During the three months ended June 30, 2025, the Company incurred actual reclamation expenditures of $0.2 million (three months ended June 30, 2024 - $0.2 million), paid reclamation deposit of $0.3 million (three months ended June 30, 2024 - $0.02 million) and received $0.1 million reclamation deposit refund (three months ended June 30, 2024 - $0.03 million).

Estimated future reclamation costs are based on the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. In view of uncertainties concerning environmental rehabilitation obligations, the ultimate costs could be materially different from the amounts estimated.

18.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value. All shares issued as at June 30, 2025 were fully paid.

(b)	Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the three months ended June 30, 2025, a total of $1.2 million (three months ended June 30, 2024 - $1.2 million) in share-based compensation expense was recognized and included in the corporate general and administrative expenses and property evaluation and business development expenses on the condensed consolidated interim statements of income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(i) Stock options

The following is a summary of option transactions:

	Number of options	Weighted average exercise price per share in CAD
Balance, April 1, 2024	1,327,001	$6.02
Options granted	330,000	4.41
Replacement options issued upon Adventus Acquisition	1,766,721	5.71
Options exercised	(934,222)	3.85
Options cancelled/forfeited	(38,334)	6.30
Option expired	(171,186)	9.17
Balance, March 31, 2025	2,279,980	$6.20
Options granted	277,500	5.06
Options exercised	(197,666)	5.14
Options cancelled/forfeited	(153,000)	5.46
Balance, June 30, 2025	2,206,814	$6.20

The following table summarizes information about stock options outstanding as at June 30, 2025:

Exercise price in CAD	Number of options outstanding at June 30, 2025	Weighted average remaining contractual life (Years)	Number of options exercisable at June 30, 2025	Weighted average exercise price in CAD
$9.45	360,000	0.37	360,000	$9.45
9.96	41,956	0.41	41,956	9.96
12.52	35,525	0.42	35,525	12.52
7.49	49,096	1.40	49,096	7.49
9.07	224,989	1.59	224,989	9.07
7.99	126,875	1.63	126,875	7.99
3.93	270,000	1.82	270,000	3.93
6.21	15,225	1.92	15,225	6.21
3.75	10,150	2.25	10,150	3.75
3.65	20,162	2.40	20,162	3.65
4.93	5,075	2.49	5,075	4.93
5.13	256,708	2.56	256,708	5.13
4.08	60,000	2.65	40,000	4.08
2.67	150,220	3.58	150,220	2.67
4.41	303,333	3.75	96,666	4.41
5.07	267,500	4.78	—	—
4.83	10,000	4.85	—	—
$2.67 to $12.52	2,206,814	2.37	1,702,647	$6.63

The options exercisable at June 30, 2025 have a weighted average exercise price of $6.63 (March 31, 2025 - $6.54).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The fair value of stock options granted during the three months ended June 30, 2025 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Three months ended June 30, 2025
Risk free interest rate (%)	2.63
Expected life of option (years)	2.75
Expected volatility (%)	48.50
Expected dividend yield (%)	0.71
Estimated forfeiture rate (%)	9.75
Weighted average share price at date of grant (in CAD)	5.07

Subsequent to June 30, 2025, a total of 107,428 options with a weighted average exercise price of CAD$3.82 were exercised and a total of 751,701 options with a weighted average exercise price of CAD 7.09 were cancelled.

(ii)	Share purchase warrants

The following is a summary of share purchase warrant transactions:

	Number of warrants	Weighted average exercise price CAD
Balance, April 1, 2024	—	$—
Warrants issued upon Adventus acquisition	2,787,020	5.46
Warrants exercised	(29,607)	6.47
Warrants expired	(1,387,164)	6.47
Balance, March 31, 2025 and June 30, 2025	1,370,249	$4.41

In October 2024, the corporate office had changed its functional currency from CAD to USD. As a result, the CAD denominated warrants became derivative liability. The Company reclassified the warrants from equity to derivative liabilities at their fair value, the difference between the fair value of the warrants and the carrying value was recognized in equity upon reclassification. The warrants were remeasured as at June 30, 2025:

Amount
Initial recognition on October 1, 2024	$2,771
Value of warrants exercised	(11)
Change in fair value	(897)
Foreign exchange impact	(123)
Balance, March 31, 2025	$1,740
Change in fair value	112
Foreign exchange impact	95
Balance, June 30, 2025	$1,947

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The fair value of share purchase warrants was calculated as of the date of valuation using the Black-Scholes option pricing model with the following weighted average assumptions:

	March 31, 2025	June 30, 2025
Risk free interest rate (%)	2.44	2.60
Expected life ( years)	1.34	1.09
Expected volatility (%)	49.67	51.48
Expected dividend yield (%)	0.80	0.43
Estimated forfeiture rate (%)	—	—
Share price at the date of valuation (in CAD)	5.55	5.77

The following table summarizes information about share purchase warrants outstanding as at June 30, 2025:

	Exercise price CAD	Number of warrants outstanding at June 30, 2025	Expiry date
Warrants issued upon Adventus acquisition	4.41	1,370,249	August 3, 2026

(iii)	RSUs

The following is a summary of RSUs transactions:

	Number of units	Weighted average grant date closing price per share CAD
Balance, April 1, 2024	2,140,250	$5.23
Granted	1,044,750	4.41
Forfeited	(45,167)	4.64
Distributed	(941,960)	5.87
Balance, March 31, 2025	2,197,873	$4.58
Granted	1,165,500	5.07
Forfeited	(50,001)	4.86
Distributed	(277,376)	4.63
Balance, June 30, 2025	3,035,996	$4.76

During the three months ended June 30, 2025, a total of 1,165,500 RSUs (three months ended June 30, 2024 - 1,044,750 RSUs) were granted to directors, officers, and employees of the Company at grant date closing prices of CAD$3.93 to CAD$5.28 (three months ended June 30, 2024 - CAD$4.41) per share subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every six months from the date of grant.

Subsequent to June 30, 2025, a total of 311,333 RSUs were distributed.

(c)	Cash dividends declared

During the three months ended June 30, 2025, dividends of $2.7 million or $0.0125 per share (three months ended June 30, 2024 - $2.2 million or $0.0125 per share) were declared and paid.

(d)	Normal course issuer bid

On September 17, 2024, the Company announced a normal course issuer bid (the “2024 NCIB”) commencing September 19, 2024 to repurchase up to 8,670,700 of its own common shares until September 18, 2025.

During the three months ended June 30, 2025, the Company did not repurchase any common shares of the Company (three months ended June 30, 2024 - nil), under the normal course issuer bids.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

19.	ACCUMULATED OTHER COMPREHENSIVE LOSS

As at	June 30, 2025	March 31, 2025
Loss on investments designated as FVTOCI	$23,660	$24,416
Share of loss in associate	1,761	2,233
Loss on currency translation adjustment	31,012	36,002
	$56,433	$62,651

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive loss in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

20.	NON-CONTROLLING INTERESTS

Tables below summarize the financial information and continuity of the Company’s material non-controlling interests:

Non-controlling interest continuity	Henan Found	Henan Huawei	Yunxiang	Salazar Holdings	Other	Total
Non-controlling interest percentage	22.50%	20%	30%	25%	1%-53.9%
As at April 1, 2024	$84,977	$3,178	$2,393	$—	$(794)	$89,754
Acquisition	—	—	—	23,204	(396)	22,808
Share of net income (loss)	18,967	1,851	(149)	(95)	5	20,579
Share of other comprehensive loss	122	45	(19)	—	(4)	144
Adjustment to NCI	—	—	—	8,424	—	8,424
Distribution	(10,128)	(921)	—	—	—	(11,049)
As at March 31, 2025	$93,938	$4,153	$2,225	$31,533	$(1,189)	$130,660
Share of net income (loss)	5,796	589	(29)	(142)	8	6,222
Share of other comprehensive income	1,101	61	17	—	6	1,185
Adjustment to NCI	—	—	—	263	—	263
Distribution	(6,538)	(572)	—	—	—	(7,110)
As at June 30, 2025	$94,297	$4,231	$2,213	$31,654	$(1,175)	$131,220

Salazar Resources Ltd. (“Salazar”) is a 25% owner of the common shares of Salazar Holding Limited (“Salazar Holding”), who owns 100% interest in the El Domo Project. Pursuant to the shareholders’ agreement with Salazar, the Company has priority repayment of its investment in the El Domo according to an agreed distribution formula. Based on this formula, the percentage share of non-controlling interest will change as a function of advances made by the Company and the earnings or loss recorded by Salazar Holdings and its subsidiaries over time. After the Company has received priority repayment of its investment, the non-controlling interest will revert to 25%. As at June 30, 2025, the effective percentage of the non-controlling interest in Salazar Holding is 13.6% (March 31, 2025 - 13.6%).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

21.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

Due from related parties

As at	June 30, 2025	March 31, 2025
NUAG(i)	$99	$33
TIN(ii)	1,181	1,125
	$1,280	$1,158

i.	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three months ended June 30, 2025, a total of $0.1 million (three months ended June 30, 2024 - $0.2 million) of services rendered to and expenses incurred on behalf of NUAG. The costs recoverable from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

ii.	The Company recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the three months ended June 30, 2025, a total of $0.06 million (three months ended June 30, 2024 - $0.03 million) of services rendered to and expenses incurred on behalf of TIN. The costs recoverable from TIN were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

In January 2024, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow the Company to advance up to $1.0 million to TIN. In January 2024, the Company advanced $0.5 million to TIN and received 350,000 common shares of TIN as the Bonus Shares for granting the Facility. In April 2024, the Company advanced the remaining $0.5 million to TIN. In January 2025, the Facility has been extended for another year with a new maturity date of January 31, 2026.

22.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and cash equivalents and short-term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and are monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

23.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at June 30, 2025 and March 31, 2025 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2025
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$376,112	$—	$—	$376,112
Short-term investments	1,021	—	—	1,021
Other investments	21,949	—	2,534	24,483

Financial liability
Derivative liabilities	—	55,625	—	55,625

	Fair value as at March 31, 2025
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$363,978	$—	$—	$363,978
Short-term investments - money market instruments	4,762	—	—	4,762
Investments in public companies	14,743	—	—	14,743
Investments in private companies	—	—	2,534	2,534
Financial liability
Derivative liabilities	—	50,768	—	50,768

Financial assets classified within Level 3 are equity investments in private companies and one public company which are suspended from quotation owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at June 30, 2025 and March 31, 2025, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three months ended June 30, 2025 and 2024.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

term business requirements, after considering cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities and operating commitments on an undiscounted basis.

	June 30, 2025
	Within a year	2-5 years	Total
Accounts payable and accrued liabilities	$68,172	$—	$68,172
Deposits received	13,365	—	13,365
Convertible notes	$7,125	$174,967	182,092
Lease obligation	352	1,296	1,648
Total Contractual Obligation	$89,014	$176,263	$265,277

(c)	Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries, intermediate holding companies, and subsidiaries in Ecuador, is the US dollar. The functional currency of all Chinese subsidiaries is the Chinese yuan (“RMB”). The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in RMB, which would impact the Company’s other comprehensive income or loss; and financial instruments that are denominated in the Canadian dollar (“CAD”) and the Australian dollar (“AUD”), which would impact the Company’s net income.

The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s other comprehensive income or loss and net income due to the exchange rates of the U.S. dollar against RMB, CAD, and AUD as at June 30, 2025 is summarized as follows:

Currency	Cash and cash equivalents	Short-term investments	Trade and other receivables	Due from related parties	Prepaids and deposits	Other investments	Accounts payable and accrued liabilities	Lease liabilities	Total	Effect of +/- 10% change in exchange rate
RMB	$147,548	$698	$230	$—	$5,049	$—	$(62,889)	$—	$90,636	$9,064
CAD	1,125	24	3	280	351	20,370	(906)	(1,152)	20,095	2,010
AUD	264	—	—	—	—	1,509	—	—	1,773	177
	$148,937	$722	$233	$280	$5,400	$21,879	$(63,795)	$(1,152)	$112,504	$11,251

(d)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents, short-term investments, lease liabilities, convertible notes, and the mark-to-market value of derivative instruments. All of the Company’s cash, cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

As at June 30, 2025, the Company had $1.4 million lease obligation that are subject to annualized interest rate ranging from 7.0% to 15.6%, and $110.2 million convertible notes liabilities that are discounted at 12.6% of the Company’s unsecured senior convertible notes. The principle of the convertible note is $150.0 million bearing a fixed coupon rate of 4.75% with a maturity date of December 15, 2029. As the amount of the lease obligation is immaterial and the convertible notes bear interest at fixed rates, they are not subject to significant interest rate risk.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

As at June 30, 2025, the Company had $55.6 million mark-to-market value derivative liabilities. With other assumptions unchanged, an increase or decrease of 10 basis points of market interest rate would have resulted in an increase (decrease) to the net income of approximately $0.2 million.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on June 30, 2025 (March 31, 2025 - $nil).

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at June 30, 2025, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income of $2.4 million.

The fair value of the Company’s derivative liabilities will also fluctuate based on the market price of the Company’s common shares, and with other assumptions unchanged, a 10% increase in the Company’s share price would result in a decrease to the net income of $10.1 million while a 10% decrease in the Company’s share price would result in an increase to the net income of $4.7 million.

(g)	Metal price risk

The Company primarily produces and sells silver, lead, zinc, gold and other metals. In line with market practice, the Company prices its metal concentrates based on the quoted market prices and the head grades of its metal concentrates. The Company’s sales price for silver is fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com; lead and zinc are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; and gold is fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; emerging risks related to pandemics; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewelry and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, forward selling activities, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.

If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s non-controlling interest holders or under its permits or licenses.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

24.	SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Table below summarizes the information about changes in non-cash operating working capital:

	Three Months Ended June 30,
Changes in non-cash operating working capital:	2025	2024
Trade and other receivables	$352	$1,721
Inventories	(1,315)	(4,106)
Prepaids and deposits	(363)	(3,069)
Accounts payable and accrued liabilities	5,169	6,548
Deposits received	5,951	(22)
Due from a related party	(122)	(549)
	$9,672	$523

(b)	Table below summarizes the information related to non-cash capital transactions:

	Three Months Ended June 30,
Non-cash capital transactions:	2025	2024
Environmental rehabilitation expenditure paid from reclamation deposit	$(8)	$—
Additions of plant and equipment included in accounts payable and accrued liabilities	(1,007)	828
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	$(564)	$2,443

(c)	Table below summarizes the information related to cash and cash equivalents:

	June 30, 2025	March 31, 2025
Cash on hand and at bank	$66,457	$236,457
Bank term deposits and short-term money market investments	309,655	127,521
Total cash and cash equivalents	$376,112	$363,978